AsiaInfo Holdings Inc.

5201 Great America Parkway Suite 429

Santa Clara. CA 95054. USA

E-mail: usai@asiainfo.com

Tel: 001-408-970-9788

Fax: 001-408-970-9366



February 2, 2007

Mr. Michael Moran
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: **AsiaInfo Holdings, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2006
      Filed March 14, 2007
      Form 10-Q for the quarterly period ended September 30, 2007
      Filed November 9, 2007
      File No. 001-15713

Dear Mr. Moran:

I have just received your letter dated December 31, 2007 in connection with the above referenced filings. Unfortunately, the faxed copy of your letter never reached to my attention. The original copy of your letter, sent via U.S. mail, was just delivered to our offices in Beijing today. I have since conferred with our internal and external accountants and can confirm that we will respond to your comments by Friday, February 29, 2008, which is ten business days following the end of the public holidays in China. As I am sure you will understand, the Chinese Spring Festival (New Year) Holiday will make impossible to gather all of the requisite input from our internal and external accountants any earlier.

If you have any questions, or if I can be of any assistance in the interim, please do not hesitate to contact me at +86 1391 007 2620. Please also note that my direct fax number is +8610 6250 1656.

Sincerely,

Eileen Chu
Vice President and Chief Financial Officer